UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 4

SRA INTERNATIONAL, INC.
(Name of Issuer)

SRA INTERNATIONAL, INC.
STERLING HOLDCO INC.
STERLING PARENT INC.
STERLING MERGER INC.
PROVIDENCE EQUITY PARTNERS VI L.P.
PROVIDENCE EQUITY PARTNERS VI-A L.P.
PROVIDENCE EQUITY GP VI, L.P.
PROVIDENCE EQUITY PARTNERS VI L.L.C.
PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.
PROVIDENCE MANAGING MEMBER L.L.C.
ERNST VOLGENAU
SARA VOLGENAU
THE ERNST VOLGENAU REVOCABLE TRUST
THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST I
THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST II
THE ERNST VOLGENAU 2010 GRANTOR RETAINED ANNUITY TRUST
(Name of Persons Filing Statement)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

78464R 10 5
(CUSIP Number of Class of Securities)

SRA International, Inc. c/o Corporate Secretary 4300 Fair Lakes Court Fairfax, VA 22033 (703) 803-1500	Roman Bejger, Esq. Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, RI 02903 (401) 751-1700
Ernst Volgenau
c/o SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033
(703) 803-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas, Esq. Alexander D. Fine, Esq. Kirkland & Ellis LLP 655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000	Margaret A. Davenport, Esq. William D. Regner, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Stephen I. Glover, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 (202) 955-8500

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$1,888,885,411	$219,299.60

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 58,565,182 shares of common stock (including restricted shares) that are proposed to be retired in the merger, multiplied (2) by $31.25 per share (the “Per Share Merger Consideration”) and (B) $58,723,474 expected to be paid upon cancellation of all outstanding stock options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $219,078.20 Form or Registration No.: Schedule 14A — Preliminary Proxy Statement Filing Party: SRA International, Inc. Date Filed: April 18, 2011	Amount Previously Paid: $234.27 Form or Registration No.: Schedule 14A — Preliminary Proxy Statement Filing Party: SRA International, Inc. Date Filed: May 23, 2011

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): SRA International, Inc., a Delaware corporation (“SRA,” or the “Company”), the issuer of the Class A common stock, par value $0.004 per share (the “Company Class A Common Stock”) that is subject to the Rule 13e-3 transaction; Providence Equity Partners VI L.P., a Delaware limited partnership (“PVI”); Providence Equity Partners VI-A L.P., a Delaware limited partnership (“PVI-A”); Providence Equity GP VI, L.P., a Delaware limited partnership; Providence Equity Partners VI L.L.C., a Delaware limited liability company; Providence Managing Member L.L.C.; Providence Fund Holdco (Domestic ECI) L.P.; Sterling Holdco Inc., a Delaware corporation (“Holdco”); Sterling Parent Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Parent”); Sterling Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, collectively with Holdco and Parent, the “Sterling Entities”); Ernst Volgenau, an individual and Chairman of the Company (“Dr. Volgenau”); Sara Volgenau, an individual; The Ernst Volgenau Revocable Trust; The Ernst Volgenau 2011 Charitable Remainder Unitrust I; The Ernst Volgenau 2011 Charitable Remainder Unitrust II; and The Ernst Volgenau 2010 Grantor Retained Annuity Trust.

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of March 31, 2011, by and among Parent, Merger Sub and the Company (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by PVI and PVI-A.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has independently verified, or makes any representation or warranty as to, any information supplied by any other Filing Person.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On July 15, 2011, at the special meeting of the stockholders of the Company, the Company’s stockholders voted to adopt the Merger Agreement with the affirmative vote of (1) the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote on such matter and (2) the holders of a majority of the outstanding shares of the Company Class A Common Stock (excluding all such shares beneficially owned, whether directly or indirectly, by Dr. Ernst Volgenau) entitled to vote on such matter.

On July 20, 2011, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon the Merger each outstanding share of the SRA common stock was converted into the right to receive $31.25 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by the Company, (b) shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares of SRA common stock contributed to Holdco by the Ernst Volgenau Revocable Trust immediately prior to the Merger and (c) shares owned by stockholders who have exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. Upon the Merger, the Company became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, SRA common stock ceased to trade on The New York Stock Exchange (“NYSE”) prior to the opening of trading on July 21, 2011 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRA INTERNATIONAL, INC.

By:	/s/ Richard J. Nadeau
Richard J. Nadeau
Executive Vice President and
Chief Financial Officer

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING HOLDCO INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING PARENT INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLING MERGER INC.

By:	/s/ Julie Richardson
Julie G. Richardson
President

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Authorized Signatory

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Julie G. Richardson
Julie G. Richardson
Authorized Signatory

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI, L.P., its sole general partner
By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY GP VI, L.P.

By:	Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Julie G. Richardson
Julie G. Richardson
Managing Director

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERNST VOLGENAU

By:	/s/ Ernst Volgenau
Ernst Volgenau

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU REVOCABLE TRUST

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST I

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2011 CHARITABLE REMAINDER UNITRUST II

By:	/s/ Ernst Volgenau
Ernst Volgenau, as Trustee

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERNST VOLGENAU 2010 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Sara Volgenau
Sara Volgenau, as Trustee

Dated: July 20, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARA VOLGENAU

By:	/s/ Sara Volgenau
Sara Volgenau

Dated: July 20, 2011

EXHIBIT INDEX

(a)(2)(i)	Proxy Statement of SRA International, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2011 (the “Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)(2)(iii)	Joint Press Release issued by SRA International, Inc. and Providence Equity Partners, dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(iv)	Letter to the Employees of SRA International, Inc. from Ernst Volgenau, transmitted April 1, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(v)	Letter to the Employees of SRA International, Inc. from Stanton Sloane, transmitted April 1, 2011, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vi)	Frequently Asked Questions, issued to the employees of SRA International, Inc., transmitted April 1, 2011, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(a)(2)(vii)	Letter to the Customers of SRA International, Inc., dated April 1, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2011.
(b)(1)	Amended and Restated Debt Commitment Letter, dated as of April 29, 2011, by and among Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Sterling Merger Inc.**
(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated March 31, 2011, incorporated herein by reference to Annex C to the Proxy Statement.
(c)(2)	Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of SRA International, Inc., dated March 31, 2011.**
(d)(1)	Agreement and Plan of Merger, dated March 31, 2011, by and among SRA International, Inc., Sterling Parent Inc. and Sterling Merger Inc., incorporated herein by reference to Annex A to the Proxy Statement.
(d)(2)	Equity Commitment Letter, dated as of March 31, 2011, by and between Sterling Parent Inc., Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P.*
(d)(3)	Rollover Commitment Letter, dated as of March 31, 2011, by and between The Ernst Volgenau Revocable Trust and Sterling Holdco Inc.**
(d)(4)	Voting and Support Agreement, dated as of March 31, 2011, by and between Sterling Parent Inc., Ernst Volgenau and the other stockholders on the signature pages thereof, incorporated by reference to Exhibit 7.3 to the Schedule 13D filed with the SEC on April 8, 2011.
(d)(5)	Limited Guarantee, dated as of March 31, 2011, by and between Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. in favor of SRA International, Inc.*
(d)(6)	Form of Stockholders Agreement of Sterling Holdco Inc., by and among Sterling Holdco Inc., Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Ernst Volgenau and The Ernst Volgenau Revocable Trust.**
(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Proxy Statement.

*	Previously filed on April 18, 2011.

**	Previously filed on May 23, 2011.